Invest in The Co-Own Company

We are changing the future of urban home ownership
by developing net-zero co-owned housing in the US


THE CO-OWN CO.
URBAN CO-LIVING

CO-OWNCO.COM DENVER CO

Infrastructure Technology Main Street Construction Sustainability

Why you may want to invest in us...

1. We are building nationwide, scalable, for-profit shared ownership housing in the United States.
2. Highly desirable urban infill and university locations
3. High tech, net-zero energy architecture (3 kWh+ solar array per residence), specifically designed for comfortable co-own
4. Easy and hassle free onboarding, furniture rental available, professional management, fees cover all utilities and maint
5. Co-operative shares may be resold at any time, through an exchange on our website, at market rates.
6. Build equity in highly desirable areas.
7. On site shared electric cars – live a truly net-zero lifestyle.
8. We are building single family homes, duplexes, townhouses – we follow all zoning laws – co-ops are legal across the US

Why investors ❤ us

WE'VE RAISED $217,391 SINCE OUR FOUNDING



The co-own company is presenting the best real estate deals I have seen in more than 10 years I have been an active observer of the crowd funded commercial real estate arena for the past five years I have seen how the platforms initially excluding we funder created deals that were less than what they seemed and I know that a lot of early stage investors on the early real estate Crowdfunding platforms were less than satisfied with the returns they received part of the reason for that was that the deal structures were set up to satisfy the investors in the platforms and to induce relatively unsophisticated but nevertheless accredited investors to invest in commercial real estate when they had
previously been denied that opportunity in the past with the Cohen company none of that applies the Cohen company with it campaign on we funder is providing an excellent value in my opinion to not only these first stage investors but to any investors who invest with them long-term this this type of real estate structure is the structure of commercial real estate in the future single family homes are going by the way of the dodo and the future pretends that given the unaffordable cost of single-family dwellings that in the future all living arrangements will be based on coownership structures: companies one of the very first companies in the space it's led by a very distinguished and experienced multi generational air to a commercial real estate development family he has done a great job of putting together the deal and I believe that investors will be more than satisfied that only with the deal but with the returns read less

Raymond Burrasca Outside advisor

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $40,000 PREVIOUSLY

Our team



Jason Lewiston
President



Real estate developer, broker, and general contractor for 30 years. Built over 1,000 houses and apartments, and served as a broker for hundreds of transactions. Has years of knowledge regarding infill development. Born and raised in the Detroit area.



Dmitrii Zavorotny
Technology Officer
A technology entrepreneur and software developer, has worked as a database developer and data analyst.



Sarah Wells
Director of Sales
Realtor who co-founded a cooperative in 2015. Serves as board President for Boulder Housing Coalition and is on the board for NASCO Development Services.



Chelsea DeFelice
Head of Design
An interior design industry pro with 12 years of design experience. She attended The Art Institute of Colorado, where she studied commercial design.



Raymond Burrasca
Financial Advisor, Attorney
40+ years in corporate finance, private equity (venture capital, angel financing, mezzanine financing), and commercial paper. Expert on Regulation A+ offerings.

- Business Plan.pdf
- Financial Projections.pdf
- Co-Own Company Pitch Deck.pdf

OVERVIEW
STORY
INVESTOR Q&A

The Co-Own Company

The Co-Own Company was formed to develop, sell, and manage co-owned housing in urban and university neighborhoods, on well-located infill sites.

The Problem

- Millennials cannot afford to purchase housing in urban centers.

- Traditional suburban housing is boring, undesirable and lacks connection.

- Renting in an urban center is expensive and does not build equity.

Our Solution

- Shared equity co-ownership of new units.

- Urban, high-tech, net-zero energy design, close to transit, shops, restaurants, and schools.

- Business Plan.pdf
- Financial Projections.pdf
- Co-Own Company Pitch Deck.pdf

The Co-Own Company

The Co-Own Company was formed to develop, sell, and manage co-owned housing in urban and university neighborhoods, on well-located infill sites.

The Problem

- Millennials cannot afford to purchase housing in urban centers.

- Traditional suburban housing is boring, undesirable and lacks connection.

- Renting in an urban center is expensive and does not build equity.

Our Solution

- Shared equity co-ownership of new units.

- Urban, high-tech, net-zero energy design, close to transit, shops, restaurants, and schools.

- Easy and hassle-free onboarding.

- OWN beautiful, new, urban, net-zero energy housing for a payment that is less than rent for similar housing.

- Homes are sold with co-op ownership shares, which can be re-sold at market rates at any time the owner wants.

- Homes have functional private space and high end shared amenities.

- Co-owners can borrow up to $10K of their share down payment from us and roll it into their monthly fees – the cost of entry is the same as renting – but with equity.

Competitors

Urban Single Family Homes: way too expensive, aging rapidly.

Traditional Rental Housing: expensive, impersonal, no equity.

Co-Living Rentals: no equity, too many residents per building.

Subsidized Affordable Housing: low income caps, inaccessible, limited equity.

We believe we are building the best nationwide, scalable, for-profit shared ownership housing in the country.

Our team has experts from many fields which will enable us to launch successfully (please see team profiles).

We are raising $1,000,000 from non-accredited investors and a remaining $9,500,000 will come from accredited (high new worth) investors. The $1,000,000 Wefunder "Go To Market" raise will be used to pre-sell and build one "Single Family Home" model in Denver. This model can be built across the United States and we believe it to be a market disrupter upon introduction.

The $200,000 minimum of the "Go To Market Raise" will be used for Pre-Development costs (architecture and various engineering fees) of $95,000 (47.5%), Fees (for legal work to set up the Co-Operative and organizational documents) of $37,500 (18.75%), marketing and selling shares of this co-op house to the public of $28,100 (14.05%), a deposit on the land of $10,000 (5%), and financing fees for the construction loan of $14,400 (7.2%). Additionally Wefunder collects a 7.5% fee of $15,000.

The additional $800,000 will be sufficient 'equity' to obtain a construction loan and build out the project. The money will go toward more Fees of $25,000 (3.125%), some Marketing $820 (.1%), the land $596,000 (74.5%), building permits $55,000 (6.875%), and construction loan costs of $63,180 (7.9%). Wefunder collects a 7.5% fee of $60,000.

These are our best estimates, and of course we cannot guarantee any specific cost.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are building one of the first nationwide, scalable, for-profit shared ownership housing in the United States.

Where will your company be in 5 years?

After the successful launch of Denver projects, in subsequent years we hope to expand into other American cities with similar housing needs, in the South, West, East and North, i.e. Miami, Palo Alto, Boston, and Ann Arbor, building proven designs in a new market each year. In our second year the Company hopes to raise up to $50M to fund the equity portion of these projects, through a Regulation A+ offering. These are forward looking projections and are not guaranteed.

Why did you choose this idea?

Millennials want to own urban housing, but are shut out of the housing market due to price and scarcity. We are going to change that. The traditional suburban home ownership model is not sustainable environmentally or fiscally.

How far along are you? What's your biggest obstacle?

Our plans are drawn and we are ready to start selling and building. Some opponents to new housing still live in the middle of urban areas and get upset at anyone who dares to move near them. However, these people are literally dying out, and as environmental catastrophes accrue, it will become self-evident, especially to Millennials, that we must halt suburban sprawl and rebuild our cities with clean energy buildings and clean transit.

Who competes with you? What do you understand that they don't?

Since large builders focus, for the most part, on greenfield land, there is a great opportunity to develop infill sites while facing manageable competition. High volume, nationwide builders simply do not significantly compete in infill development. Our team members are experts in "missing middle" infill development.

How will you make money?

We will sell our houses, duplexes, and townhouses for more money than they cost to build. As long as we are selling to multiple owners, it will still be affordable housing for middle class people.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

City governments may try to regulate missing middle housing out of existence, however, all trends are to the contrary. Covid-19 may be permanent and incurable, however, this is unlikely. Regardless, cities and urban centers are showing to still be resilient and popular with young home buyers during this crisis.